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                                                                     EXHIBIT 3.4


                            ARTICLES OF AMENDMENT TO
                          ARTICLES OF INCORPORATION OF
                           HARVARD MERGER CORPORATION



          Pursuant to the provisions of Section 607.1006 of the Florida Business Corporation Act, Harvard Merger Corporation (the "Corporation") adopts the following Articles of Amendment to its Articles of Incorporation:

          FIRST:  The name of the Corporation is:

                           Harvard Merger Corporation

          SECOND: The first sentence of Article Fourth of the Articles of Incorporation shall be amended in its entirety to read as follows:

     The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is forty-five million
 (45,000,000), consisting of thirty million (30,000,000) shares of Common Stock, each having a par value of $.01 per share ("Common Stock"), twelve million (12,000,000) shares of Pay-in-Kind Exchangeable Preferred Stock, par value $.01 per share (the "PIK Preferred"), five hundred thousand (500,000) shares of Series A Junior Preferred Stock, each having a par value of $.01 per share (the "Series A Junior Preferred Stock") and two million five hundred thousand (2,500,000) shares of Preferred Stock, par value $.01 per share (the "Preferred Stock")

          FOURTH: The amendment was duly adopted by the directors and shareholders of the Corporation on March 18, 1996.

          FIFTH: The number of votes cast for the amendment by the shareholders was sufficient for approval.

          IN WITNESS WHEREOF, these Articles of Amendment have been executed as of March 20, 1996.




                                                ----------------------------
                                                Richard T. Dawson, President